                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                    Forrest City Financial Corp.
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   346504 10 3
                                 (CUSIP Number)
                                 Jerome H. Davis
                          c/o David M. Perlmutter, Esq.
                   200 Park Ave., Suite 4515, New York, NY 10166
                                  (212) 986-4900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 2, 1997
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 7 Pages

CUSIP No. 346504 10 3

1.   Name of Reporting Person                Jerome H. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)   X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                              -0-*<F1>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                              -0-*<F1>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                   -0-*<F1>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                             0.00%
14.  Type of Reporting Person                         IN
     (See Instructions)
<F1>
*    See Items 5(a) and 5(b) of this Statement.















                             Page 2 of 7 Pages

CUSIP No. 346504 10 3

1.   Name of Reporting Person                Susan B. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                              -0-*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                              -0-*<F2>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                   -0-*<F2>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                             0.00%
14.  Type of Reporting Person                        IN
     (See Instructions)
<F2>
*    See Items 5(a) and 5(b) of this Statement.















                              Page 3 of 7 Pages

          The Statement on Schedule 13D (the "Statement") of Jerome
H. Davis, with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Forrest City Financial Corp. (the
"Company") is hereby amended as set forth below.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented by the addition of the following:

            "On August 1, 1996, Mr. Davis and Mrs. Davis paid an aggregate of $20,130.00 for an aggregate of 1,220 shares of Common Stock owned by them. All shares were purchased in an over-the-counter transaction through a standard brokerage account maintained by them. All such shares were purchased with personal funds of Mr. and Mrs. Davis."

Item 4.   Purpose of Transaction.

          Item 4 of the Statement is hereby supplemented by the addition of the following:

          "The disposition of Common Stock, as set forth on Schedule A hereto and occurring on January 2, 1997, reflects investment decisions consistent with the purposes for which the shares were acquired. Mr. and Mrs. Davis may, at any time and from time to time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters, but have no present intention to do so."

Item 5.   Interest in Securities of the Issuer.

          A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

          (a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is -0-, representing 0.00 percent of the outstanding shares of Common Stock of the Company.

          (b) Neither Mr. Davis nor Mrs. Davis has either sole or shared power to vote or direct the vote of any shares of Common
Stock or sole or shared power to dispose or direct the disposition of any shares of Common Stock.

          B. Paragraph (c) of Item 5 is hereby supplemented by the addition of the following:

          "Mr. Davis directed the sale of an aggregate of 16,459 shares of Common Stock beneficially owned by Mr. and Mrs. Davis, and received, aggregate consideration of $308,606.25. The amount, date and other information with respect to such disposition, along
                         Page 4 of 7 Pages
with Mr. and Mrs. Davis' acquisition of Common Stock on August 1, 1996, are listed on Schedule A hereto and incorporated herein by reference."

          C.   Item 5 is hereby supplemented by adding paragraph
(e) to read in its entirety as follows:

               "(e) Mr. and Mrs. Davis, as stated above, sold 16,459 shares of Common Stock beneficially owned by them in an open market transaction and as a result thereof on January 2, 1997, Mr. and Mrs. Davis ceased to have five percent (5%) or more of a beneficial ownership interest in the outstanding shares of Common Stock. As of the date hereof, Mr. and Mrs. Davis do not beneficially own any of the outstanding shares of Common Stock."






































                     Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    1/2/97         Jerome H. Davis
                      Date           (Signature)

                    1/2/97         Susan B. Davis
                      Date           (Signature)








































                         Page 6 of 7 Pages

                                         Schedule A
                                Information with Respect to
                              Transactions in the Common Stock
                              of Forrest City Financial Corp.
                           By Jerome H. Davis and Susan B. Davis
Date of             Number of Shares    Price Per Share          Where
 How
Transaction         Purchased (Sold)    (excluding commissions)  Transacted
 Transacted

1.   August 1, 1996     1,220                 $16.50             OTC
  *<F3>

2.   January 2, 1997    (16,459)               18.75             OTC
  *<F3>




















<F3>
*    Transaction effected in the over-the-counter market ("OTC") through a standard brokerage
     account maintained by Mr. and Mrs. Davis.

                                    Page 7 of 7 Pages